UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Palm, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
696643105

(CUSIP Number)
Fred Anderson
Elevation Partners, L.P.
2800 Sand Hill Road, Suite 160
Menlo Park, CA 94025
(650) 687-6700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 9, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		75,977,299

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,977,299

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	75,977,299

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.71%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

	PN

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		75,977,299*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,977,299*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,977,299*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.71%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

PN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		75,977,299*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,977,299*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,977,299*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.71%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Employee Side Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		27,225

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,225

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,225

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.01%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

	OO

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		27,225*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,225*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,225*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.01%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Fred Anderson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,004,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

76,004,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,004,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.72%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Marc Bodnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,004,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

76,004,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,004,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.72%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Paul Hewson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,004,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

76,004,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,004,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.72%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Roger McNamee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		10,467 **

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,004,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,467 **

WITH	10	SHARED DISPOSITIVE POWER

76,004,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,014,992

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.73%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
*   The Reporting Person disclaims beneficial ownership of 76,004,524 of such shares as described under Item 5.
** The Reporting Person and Ann K. McNamee hold these shares as trustees of the McNamee Trust U/T/A/D 3/27/1996.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Bret Pearlman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,004,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

76,004,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,004,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.72%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
Signatures
EX-8
EX-9
EX-10
EX-11
EX-12

          This Amendment No. 2 supplements and amends Items 3, 4, 5 and 7 of the statement on Schedule 13D filed on October 25, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 23, 2008 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
          Item 3 of the Schedule 13D is hereby amended and supplemented by deleting the first sentence and replacing it with the following two sentences:
          The aggregate funds used in connection with the purchase (the “Series B Closing”) of the Series B Preferred Stock (as defined in Item 4) were $325,000,000. The aggregate funds used in connection with the purchase (the “Series C Closing”) of detachable units consisting of Series C Preferred Stock (as defined in Item 4) and Warrants (as defined in Item 4) were $100,000,000.
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended and supplemented by deleting all of the paragraphs other than the last two and replacing them with the following:
Preferred Stock Purchase Agreement and Agreement and Plan of Merger
          On June 1, 2007, Elevation entered into a Preferred Stock Purchase Agreement and Agreement and Plan of Merger (the “Series B Purchase Agreement”) with the Issuer, pursuant to which on October 24, 2007: (i) Elevation purchased from the Issuer 324,897 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), and (ii) Side Fund purchased 103 shares of Series B Preferred Stock, in each case at a purchase price of $1,000 per share. Elevation and Side Fund are referred to together as the “Purchasers.”
          Pursuant to the terms of the Series B Purchase Agreement, Elevation and the Issuer made representations and warranties regarding matters that are customarily included in investments of this nature. At the Series B Closing, the Issuer reimbursed Elevation for certain expenses and directly paid for certain other expenses incurred by it.
          A certificate of designation with respect to the Series B Preferred Stock was filed by the Issuer on October 23, 2007 (the “Original Series B Certificate of Designation”), and at the Series B Closing, the Purchasers entered into a stockholders agreement dated as of October 24, 2007 (the “Original Stockholders Agreement”) and a registration rights agreement dated as of October 24, 2007 (the “Original Registration Rights Agreement”) with the Issuer. The terms and conditions of each of the Original Series B Certificate of Designation, the Original Stockholders Agreement and the Original Registration Rights Agreement (collectively, the “Original Agreements”) were described in the Original Schedule 13D, but each of the Original Agreements has subsequently been amended and restated in its entirety in connection with the Series C Closing. The description of the terms and conditions of any of the Original Agreements set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Original Series B Certificate of Designation attached hereto as

Exhibit 4, the Original Stockholders Agreement attached hereto as Exhibit 5 and the Original Registration Rights Agreement attached hereto as Exhibit 6, each of which is incorporated by reference.
Securities Purchase Agreement
          On December 22, 2008, Elevation entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer, providing for the purchase by Elevation of 100,000 detachable units (the “Units”) for an aggregate purchase price of $100 million, with each Unit consisting of (i) one share of the Issuer’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) convertible into Common Stock at a conversion price of $3.25 and (ii) warrants (the “Warrants”) exercisable for the purchase of 70 shares of Common Stock at an exercise price of $3.25 per share of Common Stock. The Securities Purchase Agreement provides that in certain circumstances and subject to certain conditions, the Issuer has the right to require Elevation to sell up to an aggregate of 49,000 of the Units to one or more financial institutions or pursuant to an underwritten public offering prior to March 31, 2009 for a purchase price equal to or greater than the purchase price paid for such Units by Elevation, with the Issuer receiving any net gains realized upon such a sale. Elevation assigned the right under the Securities Purchase Agreement to acquire 40 Units to Side Fund. At the Series C Closing on January 9, 2009: (A) Elevation purchased from the Issuer 99,960 Units consisting of an aggregate of 99,960 shares of Series C Preferred Stock and Warrants exercisable for the purchase of an aggregate of 6,997,200 shares of Common Stock and (B) Side Fund purchased from the Issuer 40 Units consisting of an aggregate of 40 shares of Series C Preferred Stock and Warrants exercisable for the purchase of an aggregate of 2,800 shares of Common Stock.
          Pursuant to the terms of the Securities Purchase Agreement, Elevation and the Issuer made representations and warranties regarding matters that are customarily included in investments of this nature. At the Series C Closing, the Issuer reimbursed Elevation for certain expenses incurred by it.
Certificate of Designation: Terms of Series B Preferred Stock
          The Original Series B Certificate of Designation was amended and restated in its entirety by the Issuer in connection with the issuance of the Series C Preferred Stock (“Amended Series B Certificate of Designation”), and filed by the Issuer on January 12, 2009.
          Pursuant to the terms of the Amended Series B Certificate of Designation, the shares of Series B Preferred Stock purchased by the Purchasers from the Issuer have an initial aggregate liquidation preference equal to the greater of (i) of the original purchase price per share, plus all accrued and unpaid dividends (as adjusted for subsequent stock splits, combinations and similar events, the “Series B Regular Liquidation Preference”) and (ii) an amount equal to the amount the holders of the Series B Preferred Stock would have received upon liquidation had such holders converted their shares of Series B Preferred Stock into shares of Common Stock immediately prior thereto.
          The holders of the Series B Preferred Stock have the option at any time to convert all or any portion of their Series B Preferred Stock into Common Stock at a rate determined by dividing the aggregate Series B Regular Liquidation Preference of the shares to be so converted by the conversion price then in effect (the “Series B Conversion Price”). However, the Purchasers will be prohibited from converting Series B Preferred Stock to Common Stock to the extent that the effect of such conversion would be to exceed the 39.9% Threshold (as defined below).

The Series B Conversion Price is initially $8.50 and is subject to adjustments upon certain events. During the period commencing three years after the issuance of the Series B Preferred Stock, the Issuer has the right to deliver notice requiring conversion of the Series B Preferred Stock into Common Stock if (i) the average closing price per share of Common Stock during the 30 consecutive trading days ending the trading day prior to the business day on which the notice is delivered and (ii) the closing price for the Common Stock for at least 20 of such 30 consecutive trading days, including the last 15 trading days of such 30 day period, is at least 180% of the Series B Conversion Price then in effect.
          Seven years after the issuance of the Series B Preferred Stock, the Issuer will be required to mandatorily redeem all of the then outstanding Series B Preferred Stock at a price equal to the Series B Regular Liquidation Preference. In addition, in the event of certain types of change of control transactions, as further detailed in the Amended Series B Certificate of Designation, the Issuer may at its option redeem all of the outstanding shares of Series B Preferred Stock for an amount equal to 101% of the Series B Regular Liquidation Preference.
          In the event of a change of control transaction in which neither Elevation nor any of Elevation’s affiliates are the acquiror or otherwise a constituent party, the Issuer is required to make an offer to repurchase all of the outstanding shares of Series B Preferred Stock for total cash consideration equal to 101% of the Series B Regular Liquidation Preference or, at the option of the Issuer and subject to certain conditions as further detailed in the Amended Series B Certificate of Designation, for consideration in shares of common stock of the acquirer having an aggregate market value equal to 105% of the Series B Regular Liquidation Preference.
          In the event that the Board of Directors of the Issuer (the “Board”) declares dividends payable on the Common Stock, the holders of Series B Preferred Stock have the right to receive dividends in an amount equal to the amount of any dividends with respect to such shares of Series B Preferred Stock on an as-converted-to-Common Stock basis. In addition, in the event of certain breaches by the Issuer of the Amended Series B Certificate of Designation, as detailed in the Amended Series B Certificate of Designation, dividends with respect to the Series B Preferred Stock will accrue and cumulate at a rate equal to the prime rate of JP Morgan Chase Bank N.A. plus 4%, multiplied by the original purchase price per share plus any accrued and unpaid dividends (as adjusted for subsequent stock splits, combinations and similar events).
          The Series B Preferred Stock ranks senior to the Common Stock and the Series A Participating Preferred Stock, par value $0.001 per share, of the Issuer (“Series A Preferred”) with respect to liquidation payments and dividends, and pari passu with the Series C Preferred Stock.
          The holders of Series B Preferred Stock vote as a single class with holders of Common Stock and Series C Preferred Stock on an as-converted basis on any matter to come before the stockholders of the Issuer (subject to certain exceptions), provided that in the event that Purchasers would hold in the aggregate more than 39.9% of the combined voting power of the Series B Preferred Stock, Series C Preferred Stock and Common Stock (the “39.9% Threshold”), the Purchasers’ collective voting interest will be capped at 39.9%. As long as Purchasers beneficially own more than 30% of the outstanding Common Stock, on an as-converted basis, subject to certain exceptions, the approval of holders of a majority of the Series B Preferred Stock and Series C Preferred Stock, voting as a single class, is required with respect to the incurrence by Issuer of indebtedness equal to or in excess of three times the trailing four fiscal quarter EBITDA of the Issuer.

In addition, holders of Series B Preferred Stock and Series C Preferred Stock will vote as a single class, subject to certain exceptions, with respect to any authorization, creation or issuance of any equity securities that rank on parity with or senior to the Series B Preferred Stock, the Series C Preferred Stock or debt of the Issuer that is convertible into equity securities that rank on parity with or senior to the Series B Preferred Stock or the Series C Preferred Stock.
          The holders of Series B Preferred Stock will vote as a separate class on the following matters: (1) any increase or decrease in the authorized amount of shares of Series B Preferred Stock; (2) any issuance of additional shares of Series B Preferred Stock; (3) any change to the preferences, rights or privileges of the Series B Preferred Stock in any manner adverse thereto to the holders thereof; and (4) any agreement to do any of the foregoing.
          The holders of Series B Preferred Stock are not entitled to vote for the election of directors to the Board other than “Preferred Directors”. The number of Preferred Directors (if any) shall equal the product of (i) the number of directors on the Board multiplied by (ii) the lesser of (1) 39.9% and (2) the percentage of the aggregate amount of Common Stock held by the Purchasers on an as-converted basis (the “Director Entitlement”). The holders of Series B Preferred Stock and the holders of Series C Preferred Stock voting together as a separate class, on an as-converted to Common Stock basis, have the exclusive right to elect the Preferred Directors.
Certificate of Designation: Terms of Series C Preferred Stock
          A certificate of designation (the “Series C Certificate of Designation”) with respect to the Series C Preferred Stock was filed by the Issuer on January 9, 2009.
          Pursuant to the terms of the Series C Certificate of Designation, the shares of Series C Preferred Stock purchased by the Purchasers from the Issuer have an initial aggregate liquidation preference equal to the greater of (i) of the original purchase price per share, plus all accrued and unpaid dividends (as adjusted for subsequent stock splits, combinations and similar events, the “Series C Regular Liquidation Preference”) and (ii) an amount equal to the amount the holders of the Series C Preferred Stock would have received upon liquidation had such holders converted their shares of Series C Preferred Stock into shares of Common Stock immediately prior thereto.
          The holders of Series C Preferred Stock have the option at any time after the sixteenth day following the issuance of the Series C Preferred Stock to convert all or any portion of their Series C Preferred Stock into Common Stock at a rate determined by dividing the aggregate Series C Regular Liquidation Preference of the shares to be so converted by the conversion price then in effect (the “Series C Conversion Price”). However, the Purchasers will be prohibited from converting Series C Preferred Stock to Common Stock to the extent that the effect of such conversion would be to exceed the 39.9% Threshold. The Series C Conversion Price is initially $3.25 and is subject to adjustments upon certain events. During the period commencing three years after the issuance of the Series C Preferred Stock, the Issuer has the right to deliver notice requiring conversion of the Series C Preferred Stock into Common Stock if (i) the average closing price per share of Common Stock during the 30 consecutive trading days ending the trading day prior to the business day on which the notice is delivered and (ii) the closing price for the Common Stock for at least 20 of such 30 consecutive trading days, including the last 15 trading days of such 30 day period, is at least 300% of the Series C Conversion Price then in effect.

          The Issuer will be required to mandatorily redeem all of the then outstanding Series C Preferred Stock on October 24, 2014 (“Maturity Date”) at a price equal to the Series C Regular Liquidation Preference. In addition, in the event of certain types of change of control transactions, as further detailed in the Certificate of Designation, the Issuer may at its option redeem all of the outstanding shares of Series C Preferred Stock for an amount equal to 101% of the Series C Regular Liquidation Preference.
          In the event of a change of control transaction in which neither Elevation nor any of Elevation’s affiliates are the acquiror or otherwise a constituent party, the Issuer is required to make an offer to repurchase all of the outstanding shares of Series C Preferred Stock for total cash consideration equal to 101% of the Series C Regular Liquidation Preference or, at the option of the Issuer and subject to certain conditions as further detailed in the Series C Certificate of Designation, for consideration in shares of common stock of the acquirer having an aggregate market value equal to 105% of the Series C Regular Liquidation Preference.
          In the event that the Board declares dividends payable on the Common Stock, the holders of Series C Preferred Stock have the right to receive dividends in an amount equal to the amount of any dividends with respect to such shares of Series C Preferred Stock on an as-converted-to-Common Stock basis. In addition, in the event of certain breaches by the Issuer of the Series C Certificate of Designation, as detailed in the Series C Certificate of Designation, dividends with respect to the Series C Preferred Stock will accrue and cumulate at a rate equal to the prime rate of JP Morgan Chase Bank N.A. plus 4%, multiplied by $1,000 per share plus any accrued and unpaid dividends (as adjusted for subsequent stock splits, combinations and similar events).
          The Series C Preferred Stock ranks senior to the Common Stock and the Series A Preferred with respect to liquidation payments and dividends, and pari passu with the Series B Preferred Stock.
          The holders of Series C Preferred Stock vote as a single class with holders of Common Stock and Series B Preferred Stock on an as-converted basis on any matter to come before the stockholders of the Issuer, subject to certain exceptions and the 39.9% Threshold described above under “Certificate of Designation: Terms of Series B Preferred Stock”. The holders of Series C Preferred Stock will also vote together as a single class with holders of Series B Preferred Stock with respect to certain other matters as described above under “Certificate of Designation: Terms of Series B Preferred Stock”, including the election of Preferred Directors.
          The Series C Preferred Stock will be entitled to vote as a separate class on the following matters: (i) change in the number of authorized shares of Series C Preferred Stock; (ii) issuance of additional shares of Series C Preferred Stock; (iii) amendment to the Series C Certificate of Designation in a manner adverse to the holders; (iv) in certain instances, a merger or other transaction or a consent, waiver or amendment to the credit agreement among the Issuer and the lenders thereto; and (v) any agreement to do any of the foregoing. The Series C Preferred Stock, however, will not entitled to vote as a separate class on certain change of control transactions if the Series C Preferred Stock: (i) becomes exercisable for the same capital stock, other securities or other property receivable by the holders of Common Stock and (ii) either remains outstanding or is exchanged for preferred securities of the issuer and the preferred securities have the same powers, preferences, rights and privileges of the Series C Preferred Stock.

          The holders of Series C Preferred Stock are not entitled to vote for the election of directors to the Board other than Preferred Directors.
          The number of shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and the Series C Conversion Price are subject to customary anti-dilution adjustments. In addition, until the second anniversary of the Series C Closing, subject to certain exceptions, the number of shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and the Series C Conversion Price are subject to anti-dilution adjustments for issuances of Common Stock at a price less than the Series C Conversion Price.
Warrants
          As described above, the Units included Warrants exercisable for the purchase of shares of Common Stock. The Warrants are exercisable at the option of the holders thereof at any time after January 25, 2009 in whole or in part (but not for less than 100,000 shares of Common Stock) the exercise price then in effect (the “Exercise Price”). All Warrant exercises will be by net share settlement.
          The initial Exercise Price of $3.25 is subject to adjustments upon certain events. The number of shares of Common Stock issuable upon the exercise of the Warrants and the Exercise Price are subject to customary anti-dilution adjustments. In addition, subject to certain exceptions, the number of shares of Common Stock issuable upon the exercise of the Warrants and the Exercise Price are subject to anti-dilution adjustments for issuances of Common Stock at a price less than the Exercise Price then in effect.
Stockholders Agreement
          In connection with the Series C Closing, the Purchasers entered into an amendment and restatement of the Original Stockholders Agreement with the Issuer, dated as of January 9, 2009 (the “Amended Stockholders Agreement”) to reflect Purchasers’ acquisition of the Series C Preferred Stock and Warrants and the Common Stock issuable upon conversion or exercise thereof (as applicable) and to effect certain changes to the terms with respect to governance, preemptive rights and transfer restrictions.
          Pursuant to the terms of the Amended Stockholders Agreement, so long as the Director Entitlement is greater than zero, Elevation has the right to designate or appoint, as applicable, a number of directors equal to the Director Entitlement to the Board.  The Purchasers will be required to vote their shares in the manner recommended by the Board with respect to the election or removal of directors, other than any directors designated or nominated by Elevation. The Purchasers are also subject to a standstill agreement with respect to future acquisitions and voting of securities of the Issuer, tender offers, business combinations and other significant transactions. The Purchasers are also entitled to certain information rights.
          Subject to certain exceptions, upon a proposed issuance by the Issuer of new capital stock, which is to be sold by the Issuer at a price below market or the applicable conversion price for the Series C Preferred Stock, the Purchasers have the right to purchase a pro rata portion of such new capital stock based on the Purchasers’ percentage ownership of the total number of fully diluted shares of common stock then outstanding. Except for certain limited transfers to permitted transferees, the Purchasers agreed not to transfer their shares of Series B Preferred Stock, Series C Preferred Stock, Warrants or shares of Common Stock issuable upon conversion of the Series B Preferred Stock or the Series C Preferred Stock, or upon the exercise of the Warrants until the six month anniversary of the Series C Closing and thereafter only in a registered public offering or pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).
Registration Rights Agreement
          In connection with the Series C Closing, the Purchasers entered into an amendment and restatement of the Original Registration Rights Agreement with the Issuer, dated as of January 9, 2009 (the “Amended Registration Rights Agreement”) to reflect Purchasers’ acquisition of the Series C Preferred Stock and Warrants and the Common Stock issuable upon conversion or exercise thereof (as applicable) and to treat such Common Stock as registrable securities thereunder.
          Under the Amended Registration Rights Agreement, the Purchasers have certain demand registration rights, including pursuant to a shelf registration, and piggyback registration rights to cause the Issuer to register under the Securities Act the sale of Common Stock into which the shares of Series B Preferred Stock and Series C Preferred Stock are convertible and for which the Warrants are exercisable.
          The description of the terms and conditions of the Series B Purchase Agreement, Securities Purchase Agreement, Amended Series B Certificate of Designation, Series C Certificate of Designation, Warrants, Amended Stockholders Agreement and Amended Registration Rights Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Series B Purchase Agreement attached hereto as Exhibit 3, the Securities Purchase Agreement attached hereto as Exhibit 7, the Amended Series B Certificate of Designation attached hereto as Exhibit 8, the Series C Certificate of Designation attached hereto as Exhibit 9, the form of Warrant attached hereto as Exhibit 10, the Amended Stockholders Agreement attached hereto as Exhibit 11, and the Amended Registration Rights Agreement attached hereto as Exhibit 12, each of which is incorporated by reference.
Item 5. Interest in Securities of the Issuer
          Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the first three paragraphs and replacing them with the following:
          (a), (b) The following disclosure assumes that there are 110,642,077 shares of Common Stock outstanding as of December 26, 2008, which figure is based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 28, 2008 and filed on January 6, 2009. As of the date of filing of this Schedule 13D, none of the Reporting Persons owned any other shares of Common Stock, except for Mr. McNamee, who beneficially owned 10,467 shares of Common Stock as of such date through a trust.
          Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Elevation may be deemed to beneficially own 75,977,299 shares of Common Stock, which is subject to issuance upon exercise of the Warrants and conversion of the Series B Preferred Stock and Series C Preferred Stock acquired. The 75,977,299 shares of Common Stock issuable in the aggregate upon exercise of the Warrants and conversion of the Series B Preferred Stock and Series C Preferred Stock would, as of December 26, 2008, constitute approximately 40.71 % of the Common Stock outstanding upon such conversion.
          Pursuant to Rule 13d-3 under the Exchange Act, Side Fund may be deemed to beneficially own 27,225 shares of Common Stock, which is subject to issuance upon exercise of the Warrants and conversion of the Series B Preferred Stock and Series C Preferred Stock acquired. The 27,225 shares of Common Stock issuable in the aggregate upon exercise of the Warrants and conversion of the Series B Preferred Stock and Series C Preferred Stock would, as of December 26, 2008, constitute less than 0.1% of the Common Stock outstanding upon such conversion.
Item 7. Material to Be Filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:
8.	Certificate of Amendment to Certificate of Designation of Series B Convertible Participating Preferred Stock of Palm, Inc., filed January 12, 2009.

9.	Certificate of Designation of Series C Convertible Participating Preferred Stock of Palm, Inc., filed January 9, 2009.

10.	Form of Warrant for the Purchase of Shares of Common Stock of Palm, Inc.

11.	Amended and Restated Stockholders Agreement, dated January 9, 2009, by and among Palm, Inc., Elevation Partners, L.P. and Elevation Employee Side Fund, LLC.

12.	Amended and Restated Registration Rights Agreement, dated January 9, 2009, between Palm, Inc., Elevation Partners, L.P. and Elevation Employee Side Fund, LLC.

Signatures
          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: January 12, 2009

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P., as General Partner

By:	Elevation Associates, LLC, as General Partner

By:	* Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC, as General Partner

By:	* Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, LLC

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC, as Managing Member

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION MANAGEMENT, LLC
By:	*
Name:	Fred Anderson
Title:	Manager

*
Fred Anderson

*
Marc Bodnick

*
Paul Hewson

*
Roger McNamee

*
Bret Pearlman

* /s/ Tracy Hogan
Attorney-in-fact for Reporting Persons
pursuant to Power of Attorney